FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

This
announcement replaces
 the original announcements
 released on
6 May 2008
 at 16.30 ;
4 August 20
08
 at 18.11
;
 and
7 November 20
08
 at 18.02
.

The Administrators of the GlaxoSmithKline Performance Share Plan (the "Plan") notified the Company on 8December 2008 of a correction to the market price of Ordinary shares used to calculate the number of shares reinvested under the dividend reinvestment element of the Plan for participants who both
 received Ordinary shares and who were detailed in the affected original announcements
, in respect of dividends paid to shareholders on 10 July 2008
.
 The market price of Ordinary shares should have r
ead £11.21 (rather than £11.20), and the participants' increased interests in Ordinary shares have been corrected.

Given the cumulative nature of dividend reinvestment, the correction in respect of the payment made on
10 July 2008
 also had a minor impact on the calculation of the dividends reinvested for the affected Plan participants in respect of the payments made on
9 October 2008
 and
8 January 2009
.

Details in respect of JP Garnier, C Viehbacher and SM Werner are excluded from these replacements as JP Garnier and C Viehbacher are no longer directors of the Company, and SM Werner is no longer deemed a Person Discharging Managerial Responsibility.

Save as disclosed above, all other details remain unchanged.

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The administrators of the GlaxoSmithKline Performance Share Plan
 (the "Administrators")
 notified the Company and
the under
-mentioned
 person
s
 on
6 May
 2008

of
an
increase in
their notional
interests

in
Ordinary
shares
 at a price of £
11.21
 per share
 and
Ordinary
Share
 ADRs at
a price of $
44.11
 per ADR

following the notional re-investment of the dividend
paid to shareholders on
 10 July 2008
.

	Ordinary shares	ADRs
Mr A P Witty	4,600.76
Mr J S Heslop	3,738.77
Dr M M Slaoui	332.61	1 , 657.54
Mrs C E Bruck Slaoui	26.51	37.72
Mr J M Clarke	2,787.62
Mr M Dunoyer	1,049.88
Mr E J Gray	870.19
Mr R G Greig		917.26
Mr D Learmouth	573.25
Mr W C Louv		666.68
Mr D J Phelan		1,412.58
Dr D Pulman		917.26

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to
transaction
s
 notified in accordance with
 Disclosure and Transparency R
ule
s 3.1.4R(1)(a).

S M Bicknell
Company Secretary

6 May 2008

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The administrators of the GlaxoSmithKline Performance Share Plan (the "Administrators") notified the Company and th
e under-mentioned persons on 4 August
 2008 of an increase in their notional interests in Ordinary shares at a price of £11.67 per share and Ordinary Share ADRs at a price of $
46.53
 per ADR

following the notional re-investment of the dividend paid to shareholders on 9 October 2008.

	Ordinary shares	ADRs
Mr A P Witty	5,161.32
Mr J S Heslop	3,633.05
Dr M M Slaoui	323.20	1,591.48
Mrs C E Bruck Slaoui	25.76	36.21
Mr S M Bicknell	272.17
Mr J M Clarke	2,708.79
Mr M Dunoyer	1,020.19
Mr E J Gray	845.58
Mr S A Hussain	500.36
Mr D Learmouth	557.04
Mr W C Louv		640.11
Mr D J Phelan		1,356.28
Dr D Pulman		880.70
Mr D S Redfern	415.11
Mr J R Stéphenne	935.76
Ms C Thomas	312.39

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

This notification relates to
transaction
s
 notified in accordance with
 Disclosure and Transparency R
ule
s 3.1.4R(1)(a).

S M Bicknell
Company Secretary

4 August 2008

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The administrators of the GlaxoSmithKline Performance Share Plan (the "Administrators") notified the Company and the under-mentioned
 person
s
 on 7 November
 2008 of an increase in their notional interest
s
 in Ordinary shares at a price of £
11.66
 per share and Ordinary Share ADRs at a price of $37.32 per ADR following the notional re-investment of the dividend
to be
paid to shareholders on
8 January 2009
.

	Ordinary shares	ADRs
Mr A P Witty	5,625. 08
Mr J S Heslop	3,959.49
Dr M M Slaoui	352.24	1,835.07
Mrs C E Bruck Slaoui	28.07	41.75
Mr S M Bicknell	296.63
Mr J M Clarke	2,952.18
Mr M Dunoyer	1,111.86
Mr E J Gray	921.56
Mr S A Hussain	545.32
Mr D Learmouth	607.09
Mr W C Louv		738.09
Mr D J Phelan		1,563.87
Dr D Pulman		1015.50
Mr D S Redfern	452.41
Mr J R Stéphenne	1,019.84
Ms C Thomas	340.46

The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that
v
est
 following the end of the relevant three year measurement period.

This notification relates to
transaction
s
 notified in accordance with

Disclosure
 and Transparency
 R
ule
s
 3.1.4R(1)(a)
.

Victoria A Whyte
Deputy
Company Secretary

7 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 24, 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc